Exhibit 99.1

Brookfield Residential Properties Inc.

Investors, analysts and other interested parties can access Brookfield Residential’s 2014 results, corporate profile, and annual report on our website at www.brookfieldrp.com.

The 2014 year end results conference call and webcast will be held on February 11, 2015 at 11 a.m. (EST). Dial 1.800.319.4610 toll free in North America or 1.604.638.5340 for overseas calls. The call will also be available via webcast live at www.brookfieldrp.com. The recorded conference call replay can be accessed until March 13, 2015 by dialing 1.800.319.6413 or 1.604.638.9010 and using code 1231#.

BROOKFIELD RESIDENTIAL REPORTS 2014 YEAR END RESULTS

Calgary, Alberta, February 10, 2015 – Brookfield Residential Properties Inc. (BRP: NYSE/TSX) today announced its financial results for the three and twelve months ended December 31, 2014. The results are based on U.S. Generally Accepted Accounting Principles (U.S. GAAP).

“Brookfield Residential delivered excellent performance again in 2014. Following a strong fourth quarter, income before income tax for 2014 increased 56% to $269 million compared with $172 million during the same period in 2013. The improvement was due to improved housing and land gross margin percentages, as our overall gross margin percentage for the year ended December 31, 2014 increased to 30% from 28% in 2013,” commented Alan Norris, President and Chief Executive Officer of Brookfield Residential. “We anticipate continued recovery in the U.S. housing market. Recently announced changes to lending standards and the proposed reduction in FHA premiums should help to further stimulate activity in the U.S. market. In Canada, the unknown in 2015 relates to the impact of declining commodity prices on the housing market. We believe the rapid decline in oil prices could present challenges for the energy-driven Alberta market. Elsewhere however, we believe the overall impact of lower oil and gas prices could prove to be positive for both the Canadian and U.S. consumer and therefore, the homebuilding industry.”

Performance and Financial Highlights

	Three months ended December 31		Twelve months ended December 31
(US$ millions, except per share amounts)	2014	2013	2014	2013
Total revenue	$591	$555	$1,476	$1,356
Income before income taxes	138	90	269	172
Income tax (expense) / recovery	(18)	(7)	7	(23)
Net income attributable to Brookfield Residential	120	79	274	142
Basic earnings per share	$1.04	$0.67	$2.35	$1.22
Diluted earnings per share	$1.03	$0.67	$2.33	$1.21
Total assets			$3,390	$3,344
Total liabilities			$1,771	$1,867

Three Months Ended December 31, 2014

•
Net income attributable to Brookfield Residential increased to $120 million, or $1.03 per diluted share, in the fourth quarter of 2014, from $79 million, or $0.67 per diluted share, when compared to the same period in 2013

•	Income before income taxes increased to $138 million in the fourth quarter of 2014 from $90 million, when compared to the same period in 2013

•	Fourth quarter revenue increased 6% to $591 million compared to the same quarter of 2013

•	The average home selling price increased 8% to $514,000 in the fourth quarter, compared to $478,000 during the same period in 2013

1 | 2014 Year End Results

Twelve Months Ended December 31, 2014

•	Net income attributable to Brookfield Residential increased to $274 million, or $2.33 per diluted share, from $142 million, or $1.21 per diluted share, during the same period last year

•	Income before income taxes increased to $269 million from $172 million, when compared to the same period last year

•	Revenue increased 9% to $1,476 million compared to the same period in 2013

•	The average home selling price increased 16% to $516,000, compared to $444,000 for the same period in 2013

•
As at December 31, 2014, the backlog of housing units, including our share of unconsolidated entities, increased 10% to 1,005 units, while backlog value increased 11% to $497 million, compared to December 31, 2013

•	Included in net income was the release of the valuation allowance on our U.S. deferred tax assets, which resulted in a recovery of income taxes of $45 million in the third quarter of 2014

Operational Highlights

	Three months ended December 31		Twelve months ended December 31
(US$ millions, except unit activity and average selling price)	2014	2013	2014	2013

Land revenue	$149	$146	$340	$373
Lot closings for Brookfield Residential (single family units)	906	1,177	2,107	2,402
Lot closings for unconsolidated entities (single family units)	79	223	335	239
Acres closings for Brookfield Residential (multi-family, industrial and commercial)	7	8	31	28
Acres closings for Brookfield Residential (raw and partially finished parcels)	-	2	3	219
Acres closings for unconsolidated entities (raw and partially finished parcels)	188	-	188	-
Average lot selling price for Brookfield Residential (single family units)	$152,000	$116,000	$145,000	$127,000
Average lot selling price for unconsolidated entities (single family units)	$59,000	$77,000	$79,000	$88,000
Average per acre selling price for Brookfield Residential (multi-family, industrial and commercial)	$746,000	$1,004,000	$781,000	$1,017,000
Average per acre selling price for Brookfield Residential (raw and partially finished parcels)	$-	$115,000	$263,000	$182,000
Average per acre selling price for unconsolidated entities (raw and partially finished parcels)	$158,000	$-	$158,000	$-
Housing revenue	$442	$409	$1,136	$983
Home closings for Brookfield Residential (units)	859	856	2,204	2,216
Home closings for unconsolidated entities (units)	35	19	89	59
Average home selling price for Brookfield Residential (per unit)	$514,000	$478,000	$516,000	$444,000
Average home selling price for unconsolidated entities (per unit)	$482,000	$479,000	$484,000	$491,000
Net new orders for Brookfield Residential (units)	482	445	2,274	2,301
Net new orders for unconsolidated entities (units)	15	15	108	55
Backlog for Brookfield Residential (units at end of period)	972	902	972	902
Backlog for unconsolidated entities (units at end of period)	33	13	33	13
Backlog value for Brookfield Residential	$483	$442	$483	$442
Backlog value for unconsolidated entities	$14	$6	$14	$6

Three Months Ended December 31, 2014

Land revenue for the three months ended December 31, 2014 was $149 million, a $3 million increase compared to 2013. The increase in revenue compared to 2013 was mainly the result of higher single family lot revenue, as a result of a 31% increase in average selling prices, partially offset by 271 fewer lot closings.

Housing revenue increased to $442 million for the three months ended December 31, 2014, compared to $409 million for the same period in 2013. The increase was due to increased average home selling prices resulting from improved market conditions leading to price escalation, the mix of product sold across all operating segments and marginally higher home closings.

2 | 2014 Year End Results

Twelve Months Ended December 31, 2014

Land revenue totalled $340 million for the year ended December 31, 2014, a decrease of $33 million when compared to the same period in 2013.  The decrease in land revenue was due to fewer land sales and from the mix of land sold. Single family lot sales decreased to 2,107 lots from 2,402 lots in 2013 and 216 fewer raw and partially finished acres were sold in 2014. This was partially offset by a 14% increase in the average lot selling price. Our land revenue may vary significantly from period to period due to the nature and timing of land sales. Revenues are also affected by local product mix and market conditions, which have an impact on the selling price per lot.

Housing revenue increased to $1,136 million for the year ended December 31, 2014 compared to $983 million for the same period in 2013. The increase was the result of higher average home selling prices partially offset by a slight decrease in home closings.

DEFERRED TAX ASSET VALUATION ALLOWANCE

At each reporting period, we evaluate the recoverability of our U.S. deferred tax asset. The Company records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. For our U.S. operations, we established a valuation allowance against our deferred tax assets in 2011 at the date of our merger transaction.

After evaluating the recoverability of our deferred tax assets, we determined that the factors in favor of releasing the valuation allowance against our deferred tax assets in the U.S. outweighed the factors in favor of maintaining it. Therefore, we released our U.S. valuation allowance and recognized a recovery of income taxes of $45 million in the third quarter of 2014. This was partially offset by a tax provision in our Canadian operations resulting in a net tax recovery of $7 million for the year ended December 31, 2014.

For further information on the release of the deferred tax asset valuation allowance, please refer to our annual report for the year ended December 31, 2014.

REGIONAL HIGHLIGHTS

Over the last several years, we have continued our focus on bringing lots from a raw state through the approval and entitlement process. As a result of our efforts, we have increased our number of active housing communities to 61 at December 31, 2014, from 47 at the end of 2013.

Highlights from our operations during the fourth quarter included:

•
In Alberta, we received approval on the stage one land use and outline plan application for our Livingston community. The Livingston project is an important piece of our plan moving forward in Calgary. Livingston will be the first new neighbourhood north of Stoney Trail and east of Centre Street, bringing a great new area for many Calgarians to call home in the coming years.

•
In our Central & Eastern U.S. markets, we sold a significant portion of one of our joint ventures, which we entered into in the third quarter of 2013, in the community of Tegavah, located in Phoenix, Arizona. In the past year, the land was entitled and it was sold for a gain with our share totaling approximately $10 million in the fourth quarter of 2014.

•
In California, the grand opening of luxury single family homes at Camellia at Rosedale in October and the gated townhome community of El Paseo in Lake Forest in November took place. We were also recognized by National Association of Homebuilders with 18 Silver Awards.

3 | 2014 Year End Results

BROOKFIELD RESIDENTIAL PRIVATIZATION

On October 23, 2014, Brookfield Asset Management, presented a proposal to acquire the approximately 30.6% of our shares that it does not already own for $23.00 cash per share. On December 23, 2014, a definitive agreement was entered into and announced whereby Brookfield Asset Management would acquire all of our shares that it does not already own pursuant to a court-approved plan of arrangement for cash consideration of $24.25 per common share, which was $1.25 more than Brookfield Asset Management’s initial proposal. The $24.25 per share consideration represents a premium of approximately 25% to the 30-day volume weighted average price of the common shares on the NYSE and TSX for the period ended October 22, 2014 (being the last trading day prior to the announcement of Brookfield Asset Management privatization proposal).

A special meeting of Brookfield Residential shareholders is scheduled for March 10, 2015 to consider and vote on the arrangement.  The Brookfield Residential Board of Directors has unanimously, with interested directors abstaining, recommended that shareholders of Brookfield Residential approve the arrangement.

On January 9, 2015, Brookfield Residential obtained an interim order of the Ontario Superior Court of Justice to authorize the shareholder meeting process in connection with the arrangement. The arrangement is subject to, among other things, the approval of: (i) not less than two-thirds of the votes cast by all Brookfield Residential shareholders present in person or represented by proxy at the Meeting; and (ii) a majority of the votes cast by Brookfield Residential shareholders other than shareholders whose votes are required to be excluded for the purposes of a “minority approval” under Multilateral Instrument 61 101 – Protection of Minority Security Holders in Special Transactions.  Assuming that the arrangement is approved at the meeting, Brookfield Residential is currently scheduled to return to court on March 12, 2015 to seek a final order to implement the arrangement. The closing of the arrangement is subject to the satisfaction of certain other closing conditions customary in a transaction of this nature.  Assuming that these conditions are satisfied, it is expected that the closing of the arrangement will be completed prior to the end of March 2015.

On February 9, 2015, Brookfield Residential, 1927726 Ontario Inc. and Brookfield Asset Management filed an amendment to their previously filed Rule 13e-3 transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) originally filed with the U.S. Securities and Exchange Commission (“SEC”) on January 13, 2015. The amendment to the Schedule 13E-3 is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Brookfield Residential’s website at www.brookfieldrp.com. The amendment revises the Schedule 13E-3 to address certain comments to the Schedule 13E-3 and the Circular received from the Staff of the SEC. In addition, the parties further considered the Repurchase Election payment mechanism and, after conferring with Canadian and U.S. tax counsel, given the potential that the Repurchase Election may in certain highly specific circumstances be advantageous to certain U.S. Shareholders, have decided to make it available to all Shareholders and have revised the disclosure accordingly. U.S. Shareholders should be aware, however, that the Repurchase Election may be disadvantageous to them. Shareholders should review the updated disclosure in the amendment to Schedule 13E-3 for further information. Shareholders wishing to make such election should consult their own advisors to determine if making such election is appropriate in the particular circumstances.

Shareholders are urged to carefully review the management information circular and accompanying materials that were mailed to shareholders and are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Brookfield Residential’s website at www.brookfieldrp.com as they contain important information regarding the arrangement and its consequences to shareholders, including, among other things, details concerning the arrangement, the reasons for and benefits of the arrangement, the requirements for the arrangement to become effective, the procedure for receiving payment for shares, voting at the meeting and other related matters.

ADDITIONAL INFORMATION

The attached financial statements are based primarily on information extracted from our consolidated financial statements for the year ended December 31, 2014. The financial statements were prepared using the standards and interpretations currently issued under U.S. GAAP.

The annual report and our corporate profile for the year ended December 31, 2014 contain further information on our strategy, operations, financial results and outlook. Shareholders are encouraged to read these documents, which are available on our website at www.brookfieldrp.com.

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4 | 2014 Year End Results

Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.

Please note that Brookfield Residential’s unaudited interim reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com (the contents of which are not incorporated in this press release). Hard copies of the interim and annual reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:
Nicole French Investor Relations Tel: 1.403.231.8952 Email: nicole.french@brookfieldrp.com

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Note: This news release contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws. Certain statements in this news release that are not historical facts, including information concerning possible or assumed future results of operations of the company and the timing thereof, our outlook and guidance for 2015, anticipated U.S. housing market improvement and the pace thereof, potential for long-term fundamental demand growth in the U.S. housing market, the impact of oil and gas prices on the Alberta housing markets and the homebuilding industry generally, our expected tax rate for 2015 and beyond, the outcome of the proposal from Brookfield Asset Management and the impact of uncertainty surrounding it on our business, or any other actions Brookfield Asset Management, our parent and largest shareholder, may take with respect to our business or their equity holding in us, the company’s 2014 outlook, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; changes in interest rates; mortgage rate changes; changes in oil and gas prices; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; laws and regulations related to property development and to the environment that could lead to additional costs and delays; confidence levels of consumers; ability to raise capital on favourable terms; our debt and leverage; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; ability to retain our executive officers; relationships with our affiliates; any increase in unemployment or underemployment; decline of the market value of our land and housing inventories; significant inflation or deflation; inability to raise capital on favorable terms or at all; failure in our financial and commercial controls; changes to foreign currency exchange rates; difficultly enforcing civil liabilities in the United States against us and our directors and officers; higher cancellation rates of existing agreements of sale; major health and safety incident relating to our business; utility and resource shortages or rate fluctuations; the outcome of the proposal from Brookfield Asset Management and the impact of uncertainty surrounding it on our business; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.

5 | 2014 Year End Results

Brookfield Residential Properties Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
(US$ thousands, except per share amounts)	2014	2013	2014	2013
Revenue
Land	$149,434	$145,863	$339,588	$373,323
Housing	441,686	408,837	1,136,268	982,822
	591,120	554,700	1,475,856	1,356,145
Direct Cost of Sales
Land	(77,026)	(82,944)	(167,464)	(199,976)
Housing	(332,572)	(323,916)	(863,210)	(781,234)
	(409,598)	(406,860)	(1,030,674)	(981,210)
Gain on commercial assets held for sale	-	-	32,927	-
Selling, general and administrative expense	(57,656)	(51,997)	(192,272)	(170,062)
Interest expense	(15,233)	(15,412)	(62,379)	(51,127)
Equity in earnings from unconsolidated entities	15,371	5,061	26,409	8,820
Other income	14,742	6,415	23,644	13,893
Depreciation	(1,093)	(1,448)	(4,509)	(4,621)
Income Before Income Taxes	137,653	90,459	269,002	171,838
Current income tax (expense) / recovery	(9,293)	421	(12,532)	(1,953)
Deferred income tax (expense) / recovery	(8,141)	(7,370)	19,542	(21,272)
Net Income	120,219	83,510	276,012	148,613
Net loss / (income) attributable to non-controlling interests and other interests in consolidated subsidiaries	152	(4,479)	(2,354)	(6,453)
Net Income attributable to Brookfield Residential	120,371	79,031	273,658	142,160
Other Comprehensive Income
Unrealized foreign exchange loss on translation of the net investment in Canadian subsidiaries	(30,206)	(23,288)	(70,923)	(51,222)
Comprehensive income attributable to Brookfield Residential	$90,165	$55,743	$202,735	$90,938

Earnings per Common Share Attributable to Brookfield Residential
Basic	$1.04	$0.67	$2.35	$1.22
Diluted	$1.03	$0.67	$2.33	$1.21

Weighted Average Common Shares Outstanding (in thousands)
Basic	115,449	117,026	116,358	116,670
Diluted	116,724	118,009	117,344	117,645

6 | 2014 Year End Results

Brookfield Residential Properties Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As at December 31
(US$ thousands)	2014	2013
Assets
Land and housing inventory	$2,521,628	$2,399,242
Investments in unconsolidated entities	238,402	206,198
Commercial assets held for sale	-	47,733
Receivables and other assets	362,791	341,090
Restricted cash	5,339	8,169
Cash and cash equivalents	190,479	319,735
Deferred income tax assets	71,261	21,594
	$3,389,900	$3,343,761

Liabilities and Equity
Notes payable	$1,100,000	$1,100,000
Bank indebtedness and other financings	208,257	348,853
Total financings	1,308,257	1,448,853
Accounts payable and other liabilities	462,585	418,410
Total liabilities	1,770,842	1,867,263
Other interests in consolidated subsidiaries	-	36,641
Total equity	1,619,058	1,439,857
	$3,389,900	$3,343,761

7 | 2014 Year End Results